OPERATING AGREEMENT FOR
PHOTOG LLC

THIS OPERATING AGREEMENT is effective as of the 27th day of April, 2017, by and among **Photog LLC**, a Michigan limited liability company (the "Company") and the persons executing this Operating Agreement as members of the Company and all of those who shall hereafter be admitted as members (individually, a "Member" and collectively the "Members"), who agree as follows:

ARTICLE I
ORGANIZATION

1.1   Formation. The Company has been organized as a Michigan limited liability company under and pursuant to the Michigan Limited Liability Act, being Act No. 23, Public Acts of 1933 (the "Act"), by the filing of Articles of Organization ("Articles") with the Michigan Department of Licensing and Regulatory Affairs, Bureau of Commercial Services as required by the Act.

1.2   Name. The name of the Company shall be "Photog LLC." The Company may also conduct its business under one or more assumed names.

1.3   Purposes. The purposes of the Company are to engage in any activity for which Limited Liability Companies may be formed under the Act, including operating an online photography services market place. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

1.4   Duration. The Company shall continue in existence for the period fixed in the Articles for the duration of the Company or until the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Operating Agreement.

1.5   Registered Office and Resident Agent. The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Act. If the Resident Agent shall ever resign, the Company shall promptly appoint a successor.

1.6   Intention for Company. The Members have formed the Company as a limited liability company under and pursuant to the Act. The Members specifically intend and agree that the Company not be a partnership (including a limited partnership) or any other venture, but a limited liability company under and pursuant to the Act. No Member shall be construed to be a partner in the Company or a partner of any other Member or person and the Articles, this Operating Agreement and the relationships created thereby and arising therefrom shall not be construed to suggest otherwise.

ARTICLE II
BOOKS, RECORDS AND ACCOUNTING

2.1   Books and Records.   The Company shall maintain, at the registered office of the Company:

(a)   a current list of the full name and last known address of each Member;

(b)   a copy of the Articles of Organization;

(c)   copies of the federal, state and local tax returns of the Company for the three (3) most recent fiscal years;

(d)   copies of any financial statements of the Company for the three (3) most recent fiscal years;

(e)   a copy of the Operating Agreement and any amendments thereto;

(f)   copies of such other records as would enable a Member to determine a Member's sharing ratio and relative voting rights; and

(g)   such other information as shall be required by the Act.

2.2   Fiscal Year; Accounting.   The Company's fiscal year shall be the calendar year.   The particular accounting methods and principles to be followed by the Company shall be selected by the Members from time to time.

2.3   Reports.   The Members shall provide reports concerning the financial condition and results of operation of the Company and the Capital Accounts of the Members to the Members in the time, manner and form as the Members determine.   Such reports shall be provided at least annually as soon as practicable after the end of each calendar year and shall include a statement of each Member's share of profits and other items of income, gain, loss, deduction and credit.   Any Member shall also, upon request, be provided with copies of pertinent documents executed by the Company (e.g. loan documents, mortgages, notes, leases, etc.) and other information as to the status of any lease affecting Company property.

2.4   Member's Accounts.   Separate Capital Accounts for each member shall be maintained by the Company.   Each Member's Capital Account shall reflect the Member's capital contributions and increases for the Member's share of any net income or gain of the Company.   Each Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1   Initial Commitments and Contributions.   By the execution of this Operating Agreement, the initial Members hereby agree to make the capital contributions set forth in the attached Exhibit A. The interests of the respective Members in the total capital of the Company (their respective "Sharing Ratios," as adjusted from time to time to reflect the changes in the Capital Accounts of the Members and the total capital in the Company) is also set forth in Exhibit A. Any additional Member (other than an assignee of a membership interest who has been admitted as a Member) shall make the capital contribution set forth in an Admission Agreement. No interest shall accrue on any capital contribution and no Member shall have the right to withdraw or to be repaid any capital contribution except as provided in this Operating Agreement.

3.2   Additional Contributions. None of the Members shall be obligated in any manner whatsoever to make any additional capital contributions. The Members do acknowledge that from time to time it may be desirable for the Company to have additional capital contributions for the purpose of providing operating funds with which to conduct its business. Any decision by the Company to call for additional capital contribution shall be made by unanimous consent of the Members. Any Member shall have the right, but not the obligation, to make needed additional capital contributions according to that Member's Sharing Ratio. In the event a Member does not elect to contribute his or her share of any amount of additional capital required by the Company, then the remaining Members may elect to contribute the amount of such required capital themselves according to their respective Sharing Ratios. In such event, the Capital Accounts and Sharing Ratios of all Members shall be equitably adjusted in accordance with their respective contributions to the total capital of the Company.

ARTICLE IV
AUTHORIZED UNITS OF MEMBERSHIP INTEREST

4.1   Number of Authorized Units. The ownership of membership interest shall be divided into units as provided in this Article IV. The authorized units of membership interest are:

1,000,000 Common Units

4.2   Rights and Preferences of Common Units. All of the authorized common units are of the same class and have equal voting powers, each share being equal to each other share.

ARTICLE V
ALLOCATIONS AND DISTRIBUTIONS

5.1   Allocations. Except as may be required by the Internal Revenue Code of 1986, as amended, or this Operating Agreement, net profits, net losses and other items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in accordance with their Sharing Ratios.

5.2   Distributions. The Members may make distributions to the Members from time to time. Distributions may be made only after the Members determine in their reasonable judgment that the Company has sufficient cash on hand which exceeds the current and the anticipated needs of the Company to fulfill its business purposes (including needs for operating expenses, debt service, acquisitions, reserves and mandatory distributions, if any). All distributions shall be made to the Members in accordance with their Sharing Ratios. Distributions shall be in cash or property, or partially in both, as determined by the Members. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business.

5.3   Tax Matters Member

        (a)   Brad Ziajor is hereby designated as Tax Matters Member for the Company and shall have the full right, power, and authority to act for the Company and the Members as Tax Matters Member, as defined in Section 6231(a) (7) of the Code (the "Tax Matters Member"), with all of the rights and responsibilities of that position described in Sections 7222 through 6232 of the Code, except as otherwise provided in this Section 5.3.

        (b)   In furtherance of the rights and responsibilities referred to above in this Section 5.3, the Tax Matters Member shall have the exclusive right, but not the obligation, to act for the Company and the Members in negotiating, settling and/or refusing to settle tax issues raised by any taxing authority with respect to items of income, gain, loss, deduction, and credit relating to the Company, its property, or business, and any action taken by the Tax Matters Member pursuant to such right shall be binding on the Company and the Members. No other Member shall have the right to act for the Company, or for such Member, or any other Member, with respect to any such tax issue. In the event that a Member, other than the Tax Matters Member, shall learn that a tax issue has been raised by a taxing authority, such Member shall notify the Tax Matters Member promptly and shall neither negotiate nor settle such tax issue, unless and until the Tax Matters Member shall either consent thereto in writing or give written notice to the Members that he declines to exercise the rights granted to him under Section 5.3 to negotiate, settle, or refuse to settle such tax issue. In the event that a Member, other than the Tax Matters Member, shall have the right to, and shall, enter into a settlement of any such tax issue with a taxing authority, such Member shall promptly give written notice thereof, and written notice of the terms of the settlement, to the Tax Matters Member.

ARTICLE VI
DISPOSITION OF MEMBERSHIP INTERESTS

6.1   General. Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other disposition of any membership interest shall be made only upon compliance with this Article. No membership interest shall be disposed of if the disposition would cause a termination of the Company under the Internal Revenue Code of 1986, as amended; without compliance with any and all state and federal securities laws and regulations; and unless the assignee of the membership interest provides the Company with the information and agreements that the Members may require in connection with such disposition. Any attempted disposition of a membership interest in violation of this Article is null and void ab initio.

6.2   Permitted Dispositions. Subject to the provisions of this Article, a Member may assign such Member's membership interest in the Company in whole or in part. The assignment of a membership interest does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. Such assignee is only entitled to receive, to the extent assigned, the distributions the assigning Member would otherwise be entitled to receive.

6.3   Admission of Substitute Members. An assignee of a membership shall be admitted as a substitute Member and shall be entitled to all the rights and powers of the assignor only if the other Members unanimously consent. If admitted, the substitute Member has, to the extent assigned, all of the rights and powers, and is subject to all of the restrictions and liabilities of a Member.

ARTICLE VII
MEETINGS OF MEMBERS

7.1   Voting. All Members shall be entitled to vote on any matter submitted to a vote of the Members. Notwithstanding the foregoing, the Members shall have the right to vote on all of the matters set forth in Section 7.6.

7.2   Required Vote. Unless a greater vote is required by the Act or the Articles, the affirmative vote or consent of a majority of the Sharing Ratios of all the Members entitled to vote or consent on such matter shall be required.

7.3   Meetings. Meetings of the Members for any proper purpose or purposes may be called at any time by the holders of at least twenty-five (25%) percent of the Sharing Ratios of all Members. The Company shall deliver or mail written notice stating the date, time, place and purposes of any meeting to each Member entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than thirty (30) days before the date of the meeting. All meetings of Members shall be presided over by a chairperson who shall be designated by the Members.

7.4   Consent. Any action required or permitted to be taken at an annual or special meeting of the Members may be taken without a meeting, without prior notice and without a vote, if consents in writing setting forth the action so taken are signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all membership interest entitled to vote on the action were present and voted. Every written consent shall bear the date and signature of each Member who signs the consent. Prompt notice of the taking of action without a meeting by less than unanimous consent shall be given to all Members who have not consented in writing to such action.

7.5   Telephonic Meeting of Members. A Member shall be deemed to be personally present for the conduct of business at any meeting of the Members for which notice was given if such Member participates in said meeting by means of a conference telephone or similar communications equipment to which all persons participating in the meeting can hear each other discuss the matters presented at the meeting.

7.6   Matters Requiring Unanimous Approval.   The unanimous written consent of all Members shall be required for the following matters: (a) incur any debt on the Company's behalf or employ its credit, other than receivables to trade creditors in the ordinary course of business not to exceed Two Hundred Fifty and 00/100 Dollars ($250.00); (b) initiate any voluntary bankruptcy preceding; (c) liquidate or dissolve the Company, sell or distributes all or substantially all of its assets; (d) enter into any in-bound or out-bound, license, transfer or other assignment, a protectable intellectual property owned by the Company, including any patentable inventions, copyrights, trade secrets or trademark rights (except for in-bound and user licenses for software applications in the ordinary course of business); (e) approve any contractor agreement with a Member or immediate family member, domestic partner of a Member or affiliate of any of the foregoing, or any transaction involving any actual potential conflict of interest between a Member and the Company; (f) agree to accept any equity capital in any amount from any person; (g) admit an new Member to the Company; (h) amend this Operating Agreement; (i) amend the Articles of Organization; (j) approve any additional capital contributions by Members; and (k) approve all operating budgets for the Company

ARTICLE VIII
MANAGEMENT

8.1   Management Vested with Members.   The business and affairs of the Company shall be managed by the Members in proportion to their capital contributions, as adjusted from time to time to reflect any additional contributions to or withdrawals from the capital of the Company by the Members. The Members acting by vote of the majority of the sharing Ratios of all Member (unless otherwise required by Section 7.6), have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including the power to: (a) purchase, lease or otherwise acquire any real or personal property; (b) sell, convey, mortgage, grant a security interest in, pledge, lease, exchange or otherwise dispose of or encumber any real or personal property; (c) open one or more depository accounts and make deposits into and checks and withdrawals against such accounts; (d) borrow money, incur liabilities and other obligations; (e) enter into any and all agreements and execute any and all contracts, documents and instruments; (f) engage employees and agents, define their respective duties and establish their compensation or remuneration; (g) establish pension plans, trusts, profit sharing plans and other benefit and incentive plans for Members, employees and agents of the Company; (h) obtain insurance covering the business and affairs of the Company and its property and on the lives and well being of its Members, employees and agents; (i) commence, prosecute or defend any proceeding in the Company's name; and (j) participate with others in partnerships, joint ventures and other associations and strategic alliances.

8.2   Standard of Care; Liability.   Every Member shall discharge his or her duties as a Member in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the Company. A Member shall not be liable for monetary damages to the Company for any breach of any such management duties except for receipt of a financial benefit to which the Member is not entitled, voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act; or a knowing violation of the law.

8.3   Reimbursement. Members shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid for by such Member on behalf of the Company.

8.4   Non-Compete. Members shall refer to the Company, in writing, all opportunities in any business or activity that is directly competitive with its business of operating an online photography services market place, whether as an investor, partner, employee, consultant, officer, director or advisor

8.5   Confidentiality. Members shall keep all non-public information with respect to the Company's intellectual property confidential and shall not disclose such information to any other party, except (a) to attorney's and advisor's who have the need to know such information in connection with the performance of their duties, (b) to potential business development partners and or investors which have been approved by the company in writing and who are bound by a confidentiality agreement, and (c) as may be required by law.

ARTICLE IX
EXCULPATION OF LIABILITY; INDEMNIFICATION

9.1   Exculpation of Liability. Unless otherwise provided by law or expressly assumed, a Member shall not be liable for the acts, debts or liabilities of the Company.

9.2   Indemnification. Except as otherwise provided in this Article, the Company shall indemnify any Member and may indemnify any employee or agent of the Company who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that such person is or was a Member, employee or agent of the Company against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, if the person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner that such person reasonably believed to be in the best interests of the Company and with respect to a criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful. To the extent that a Member, employee or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue or other matter in the action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorney fees, incurred by such person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification provided herein. Any indemnification permitted under this Article, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding. Notwithstanding the foregoing to the contrary, no indemnification shall be provided to any Member, employee or agent of the Company for or in connection with the receipt of a financial benefit to which such person is not entitled, voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act, or a knowing violation of law.

ARTICLE X
WITHDRAWAL OR REMOVAL OF A MEMBER

10.1   Withdrawal of a Member. A Member may withdraw from the Company by giving written notice to the Company and to the other Members. The Company shall within thirty (30) days of receipt of the Members notice of withdrawal, pay to the Member such Members positive capital account balance (if any) payable by promissory note bearing interest at eight percent (8%) per annum and payable no later than two (2) years from the date of said Members notice of withdrawal.

0.2   Removal of Member. A Member may be removed by unanimous written agreement of all Members, other than the Member to be removed at any time, for cause, by giving written notice to such Member. Example causes are breach of contract, behavior detrimental to the company such as being charged with a felony, or failing to be substantially involved with the company for two or more consecutive quarters. The Company shall within thirty (30) days of receipt of the Members notice of removal, pay to the Member such Members positive capital account balance (if any) payable by promissory note bearing interest at eight percent (8%) per annum and payable no later than two (2) years from the date of said Members notice of removal.

ARTICLE XI
DISSOLUTION AND WINDING UP

11.1   Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events: (a) at any time specified in the Articles or this Operating Agreement; (b) upon the happening of any event specified in the Articles or this Operating Agreement; or (c) by the unanimous consent of all of the Members.

11.2   Winding Up. Upon dissolution, the Company shall cease carrying on its business and affairs and shall commence the winding up of the Company's business and affairs and complete the winding up as soon as practicable. All Members will be given full and equal opportunity to bid on the purchase of the Company's intellectual property. Upon the winding up of the Company, the assets of the Company shall be distributed first to creditors to the extent permitted by law, in satisfaction of Company debts, liabilities and obligations and then to Members and former Members first, in satisfaction of liabilities for distributions, and then in accordance with their Sharing Ratios. Such proceeds shall be paid to such Members within ninety (90) days after the date of winding up.

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1   Terms. Nouns and pronouns will be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person or persons, firm or corporation may in the context require.

12.2   Article Headings. The Article headings contained in this Operating Agreement have been inserted only as a matter of convenience and for reference, and in no way shall be construed to define, limit or describe the scope or intent of any provision of this Operating Agreement.

12.3   Counterparts. This Operating Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same.

12.4   Entire Agreement. This Operating Agreement constitutes the entire agreement among the parties hereto and contains all of the agreements among said parties with respect to the subject matter hereof. This Operating Agreement supersedes any and all other agreements, either oral or written, between said parties with respect to the subject matter hereof.

12.5   Severability. The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and this Operating Agreement shall be construed in all respect as if such invalid or unenforceable provisions were omitted.

12.6   Notices. Any notice permitted or required under this Operating Agreement shall be conveyed to the party at the address reflected in this Operating Agreement and will be deemed to have been given when deposited in the United States mail, postage paid, or when delivered in person, or by courier or facsimile transmission.

12.7   Binding Effect. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

12.8   Governing Law. This Operating Agreement is being executed and delivered in the state of Michigan and shall be governed by, construed and enforced in accordance with the laws of the state of Michigan.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the day and year first above written.

Photog LLC,
a Michigan limited liability company

By: ____________________________________
Brad Ziajor
Its: Member

____
Christopher Rizzo, Member

____
Kapil Chaudhari, Member

____
Allyson Stewart, Member

____
Brad Ziajor, Member

H:\JAS\Photog LLC\2017.07.17 - Operating Agreement.doc

<u>EXHIBIT A</u>

This Exhibit A is attached to and forms a part of the Operating Agreement applicable to Photog LLC.

<u>Member</u>	Initial Capital <u>Contribution</u>	<u>Sharing Ratio</u>
Brad Ziajor	$1.00	650,000
Christopher Rizzo	$1.00	100,000
Kapil Chaudhari	$1.00	80,000
Allyson Stewart	$1.00	20,000
Reserved for investors		150,000

_____

Brad Ziajor, Member

_____

Christopher Rizzo, Member

_____

Kapil Chaudhari, Member

_____

Allyson Stewart, Member